
essilor

File N° 82-4944




09045253

From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24

January 29, 2009

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English latest press releases.

Sincerely,

Véronique Gillet
Senior VP, Investor Relations

Encl.



RECEIVED
2009 FEB -2 A 7:29

News Release

A New Year of Growth in 2008
Revenue Up 9.7% Excluding the Currency Effect
Higher Earnings Expected

Charenton-le-Pont, France (January 29, 2009, 6:30 a.m.) – Essilor International, the world leader in ophthalmic optics, today announced consolidated revenue of €3,074.5 million for the year ended December 31, 2008, representing a reported 5.7% increase on the previous year. Excluding the currency effect, growth for the year was a strong 9.7%.

After two years of robust growth, the ophthalmic optics market slowed in 2008, particularly in the final quarter. Nevertheless, Essilor gained new market share during the year by leveraging the quality of its product portfolio, the effectiveness of its networks and the more dynamic pace of its acquisitions strategy. This performance confirms, once again, the soundness of the Company's growth model.

In all, Essilor confirms that it will report higher earnings in 2008, with in particular an improvement in the contribution from operations[1] in value.

Despite the highly uncertain global economy, the Company expects to see a further increase in revenue at constant exchange rates in 2009. Acquisitions will play a dominant role in driving growth, as the strength of the Company's balance sheet enables it to seize a large number of opportunities.

[1] Operating profit before share-based payments, restructuring costs and other non-recurring items, and goodwill impairment.

Fourth quarter: faster acquisitions-led growth

In the fourth quarter, consolidated revenue rose by a reported 12.6% year-on-year (2.2% like-for-like) to an estimated €796.7 million. The consolidation of Satisloh and the targeted acquisitions made during the year accounted for a particularly high 8.7% of reported growth. The currency effect was positive for the first time since the beginning of the year, at 1.7%.

As the general economic environment steadily deteriorated during the quarter, the Company's business slowed worldwide, particularly in the United States where sales to optical chains declined. Operations in emerging markets continued to enjoy strong growth.

Consolidated revenue – fourth quarter 2008

€ millions	**4th quarter 2008**	4th quarter 2007	% change (reported)	% change (like-for-like)	Impact from changes in scope
Total	**796.7**	**707.8**	**12.6%**	**2.2%**	**8.7%***
Europe	**339.7**	330.3	2.9%	1.5%	3.1%
North America	**322.9**	281.8	14.6%	0.6%	5.5%
Asia-Pacific	**71.3**	65.9	8.2%	8.2%	2.3%
Latin America	**28.7**	29.8	-3.7%	10.9%	-
Satisloh	**34.1**	-	-	-	-

*of which 4.8% from Satisloh

Fourth-quarter highlights

Satisloh, the world's leading supplier of prescription laboratory equipment, has been consolidated since October 1. It reported €39.4 million in revenue for the quarter, of which €34.1 million from outside customers.

During the quarter, Essilor has acquired at least a majority interest in seven new US prescription laboratories, based across the country and representing aggregate full-year revenue of some $60 million. Three of the companies are Varilux distributors: **Pech Optical Corp.** in Iowa ($37 million in revenue); **SouthWest Lens Corp.** in Texas ($5 million); and **Collard Rose Optical Laboratory** in California ($7.5 million), which has been consolidated since July 2008. The Company also acquired all outstanding shares of **Next Generation Ophthalmics Inc.** in Minnesota ($3.5 million in revenue), as well as a majority stake in **Dependable Optics Inc.** in New York State (around $2 million). Lastly, Essilor acquired the assets of **Hi-Tech Optical Inc.** and **Pinnacle LLC**, two Nebraska-based labs with combined revenue of $3 million.

Full-year 2008: consolidated revenue up 9.7% excluding the currency effect

€ millions	**2008**	2007	% change (reported)	% change (like-for-like)	Impact from changes in scope
Total	**3,074.5**	**2,908.1**	**5.7%**	**4.6%**	**5.1%***
Europe	**1,362.3**	1,317.5	3.4%	2.4%	2.4%
North America	**1,267.9**	1,214.2	4.4%	5.0%	6.1%
Asia-Pacific	**282.9**	266.9	6.0%	8.6%	3.2%
Latin America	**127.2**	109.5	16.1%	17.6%	-
Satisloh	**34.1**	-	-	-	-

*of which 1.2% from Satisloh

Growth was driven by the following factors:

→ A **4.6% like-for-like increase in revenue** over the year, of which 5.4% in the first half and 3.9% in the second. This increase reflected:

- 4.9% growth in the corrective lens business, led by volume gains.
- Successful new products, in particular the sixth-generation of **Transitions®** variable-tint lenses and the new **Crizal®** anti-reflective lenses.
- Around a 2% decline in instrument sales caused by the delay in launching a new-generation edger.

→ A **negative 4.0% currency effect**, primarily attributable to the decline in the US dollar, the Canadian dollar, the British pound and the Korean won against the euro.

→ A **5.1% increase from changes in the scope of consolidation (including Satisloh), reflecting the Company's assertive acquisitions strategy.**

In 2008, Essilor completed 25 acquisitions that contributed around €93 million in revenue over the year. The largest involved Satisloh, which reported €139 million in revenue in 2008 (CHF219.4 million). Nearly two-thirds of the acquisitions were carried out in the United States. The drive concerned every region around the world, however, with transactions in Europe (Italy, the Netherlands, Germany, the Czech Republic and Bulgaria), Asia (India and Malaysia), Brazil and Canada.

Solid growth in unit sales worldwide

→ Demonstrated effectiveness of the multi-network strategy in **Europe (up 2.4% like-for-like)**

In a challenging market shaped by more aggressive competition, the Company's strategy of using multiple networks (Essilor, BBGR, Nikon and local distributors) enabled it to capitalize on the growing popularity of generics and increase market share by volume. Operations in Central and Eastern Europe turned in the best performance for the year.

→ A good year in **North America (up 5.0% like-for-like)**

Essilor continued to successfully expand in the United States, in particular through its network of prescription laboratories, which enjoyed growing demand from independent eyecare professionals. Economic conditions weighed on business with some of the large optical chains. Growth in Canada was supported by effective development of the product mix.

→ Growth in **Asia** was led by India, South Korea and the ASEAN countries **(up 8.6% like-for-like)**

An improved product mix drove fast growth in China and especially India during the year. Operations in South Korea and the ASEAN countries also reported a very strong performance. In Japan, Nikon-Essilor gained ground in a market that declined in value. After a difficult first-half, business in Australia turned sharply upwards in the second six months of the year.

→ An improved product mix in **Latin America (up 17.6% like-for-like)**

Operations in Brazil, Mexico and Argentina experienced strong growth thanks to rising sales of anti-reflective coatings and of progressive lenses.

Appendix: quarterly revenue data

€ millions	Q4 08	Q3 08	Q2 08	Q1 08	Q4 07	Q3 07	Q2 07	Q1 07
Consolidated revenue	**796.7**	**757.6**	**758.1**	**762.2**	**707.8**	**723.3**	**741.2**	**735.6**
Europe	*339.7*	*325.5*	*350.7*	*346.4*	*330.3*	*311.3*	*341.2*	*334.5*
North America	*322.9*	*319.6*	*307.2*	*318.3*	*281.8*	*310.0*	*310.7*	*311.7*
Asia-Pacific	*71.3*	*74.6*	*67.9*	*69.2*	*65.9*	*72.3*	*63.3*	*65.3*
Latin America	*28.7*	*37.9*	*32.3*	*28.3*	*29.8*	*29.7*	*26.0*	*24.1*
Satisloh	*34.1*	-	-	-	-	-	-	-
Growth excluding the currency effect	**10.8%**	**8.8%**	**9.0%**	**10.2%**	**10.7%**	**12.9%**	**13.1%**	**11.0%**

A conference call in French will be held today at 9:00 a.m. CET.

The number to dial is: +33 (0) 1 70 99 42 84

The conference will be available for later listening at:

http://hosting.3sens.com/Essilor/20090129-6ABF3746/fr/

A conference call in English will follow at 10:00 a.m. CET.

The number to dial is: +44 (0) 2071 38 08 45

The conference will be available for later listening at:

http://hosting.3sens.com/Essilor/20090129-6ABF3746/en/

Next financial announcement: **2008 earnings will be released on March 5, 2009.**

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Essilor® and Definity® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 15 production sites, 292 lens finishing laboratories and local distribution networks.

The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index.

Codes and symbols: (ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EI:FP).

Investor Relations and Financial Communications

Véronique Gillet – Sébastien Leroy

Phone: +33 (0)1 49 77 42 16

www.essilor.com



RECEIVED
2009 FEB -2 A

Communiqué

Une nouvelle année de croissance en 2008
Hausse du chiffre d'affaires de 9,7 % hors effet de change
Progression attendue des résultats

Charenton-le-Pont (29 janvier 2009 - 6h30) -- Au 31 décembre 2008, le chiffre d'affaires consolidé provisoire d'Essilor, numéro un mondial de l'optique ophtalmique, s'établit à 3 074,5 millions d'euros, en hausse de 5,7 % par rapport à 2007. Hors effet de change, la croissance du chiffre d'affaires est au niveau élevé de 9,7 %.

Après deux années de forte croissance, l'exercice 2008 a été caractérisé par un net ralentissement du marché de l'optique ophtalmique, particulièrement sensible au quatrième trimestre. Dans ce contexte, Essilor a néanmoins gagné de nouvelles parts de marché en s'appuyant sur la qualité de son portefeuille de produits, l'efficacité de ses réseaux et le dynamisme accru de sa stratégie d'acquisitions. Cette performance montre, une fois encore, la robustesse du modèle de développement du groupe.

Au total, Essilor confirme pour 2008 une augmentation de ses résultats et, notamment, une progression en valeur de sa marge de contribution[1].

Pour 2009, malgré les très fortes incertitudes de l'économie mondiale, le groupe vise une progression de son chiffre d'affaires hors change dont la composante Acquisitions sera prédominante. La solidité du bilan d'Essilor lui permettra, en effet, d'être en mesure de saisir de nombreuses opportunités de croissance externe.

---

[1] Résultat opérationnel avant paiement en actions, frais de restructuration et autres charges, et avant dépréciations des survaleurs

Quatrième trimestre : accélération de la croissance par acquisition

Le chiffre d'affaires consolidé provisoire du quatrième trimestre ressort à 796,7 millions d'euros, en hausse de 12,6 % par rapport au 4ème trimestre 2007. L'intégration de Satisloh et la poursuite des acquisitions ciblées portent l'effet de périmètre à 8,7 %, un niveau élevé. La croissance organique s'établit à 2,2 %. Pour la première fois depuis le début de l'année, l'effet de change est positif et s'élève à 1,7 %.

Au cours du trimestre marqué par la dégradation de l'environnement économique général, l'activité du groupe a globalement ralenti, en particulier aux Etats-Unis où les ventes aux chaînes d'optique s'inscrivent en retrait. En revanche, la croissance des pays émergents est restée soutenue.

Chiffre d'affaires consolidé – 4ème trimestre 2008

En millions d'euros	**4ème trim. 2008**	4ème trim. 2007	Variation publiée	Croissance organique	Effet de périmètre
Total	**796,7**	**707,8**	**+ 12,6 %**	**+ 2,2 %**	**+ 8,7 %***
Europe	**339,7**	330,3	+ 2,9 %	+ 1,5 %	+ 3,1 %
Amérique du Nord	**322,9**	281,8	+ 14,6 %	+ 0,6 %	+ 5,5 %
Asie Océanie	**71,3**	65,9	+ 8,2 %	+ 8,2 %	+ 2,3 %
Amérique latine	**28,7**	29,8	- 3,7 %	+ 10,9 %	-
Satisloh	**34,1**	-	-	-	-

(*) dont 4,8 % au titre de Satisloh

Faits marquants du trimestre

Depuis le 1er octobre, Satisloh, numéro un mondial de l'équipement des laboratoires de prescription, est intégré dans les comptes d'Essilor. Pour les trois mois, son chiffre d'affaires ressort à 39,4 millions d'euros, dont 34,1 millions d'euros hors groupe.

Au cours du trimestre, Essilor a fait l'acquisition de sept nouveaux laboratoires de prescription aux Etats-Unis répartis sur l'ensemble du territoire et représentant un chiffre d'affaires cumulé acquis d'environ 60 millions de dollars. Il s'agit de trois laboratoires distributeurs de Varilux : **Pech Optical Corp.** situé dans l'Etat de l'Iowa et réalisant 37 millions de dollars de chiffre d'affaires, **SouthWest Lens Corp.** au Texas (5 millions $) et **Collard Rose Optical Laboratory** en Californie (7,5 millions $, consolidé depuis juillet 2008). Le groupe a également acquis la totalité du capital de **Next Generation Ophthalmics Inc.** dans le Minnesota (3,5 millions $) et pris une participation majoritaire dans **Dependable Optics Inc.** à New York (2 millions $). Enfin, Essilor a racheté les actifs de **Hi-Tech Optical Inc.** et de **Pinnacle LLC** dans le Nebraska (3 millions $ cumulés).

Exercice 2008 : un chiffre d'affaires consolidé en hausse de 9,7 % hors effet de change

En millions d'euros	**31/12/2008**	31/12/2007	Variation publiée	Croissance organique	Effet de périmètre
Total 2008	**3 074,5**	**2 908,1**	**+ 5,7 %**	**+ 4,6 %**	**+ 5,1 %***
Europe	**1 362,3**	1 317,5	+ 3,4 %	+ 2,4 %	+ 2,4 %
Amérique du Nord	**1 267,9**	1 214,2	+ 4,4 %	+ 5,0 %	+ 6,1 %
Asie Océanie	**282,9**	266,9	+ 6,0 %	+ 8,6 %	+ 3,2 %
Amérique latine	**127,2**	109,5	+ 16,1 %	+ 17,6 %	-
Satisloh	**34,1**	-	-	-	-

(*) dont 1,2 % au titre de Satisloh

La croissance du chiffre d'affaires 2008 s'est appuyée sur les facteurs suivants :

→ Une **progression en base homogène du chiffre d'affaires de 4,6 %** sur l'exercice, répartie entre 5,4 % au premier semestre et 3,9 % au second semestre. Elle traduit :

- une croissance de 4,9 % de l'activité verres correcteurs, essentiellement tirée par les volumes ;
- le succès des nouveaux produits, notamment la sixième génération de verres photochromiques **Transitions®** et les nouveaux verres antireflet **Crizal®** ;
- un recul d'environ 2 % de l'activité Instruments pénalisée par le retard de lancement d'une nouvelle génération de meuleuses.

→ Un **effet de change négatif (- 4,0 %)**, essentiellement imputable à la baisse du dollar américain, du dollar canadien, de la livre sterling et du won coréen face à l'euro.

→ Un **effet de périmètre (+ 5,1 % avec Satisloh) traduisant le dynamisme de la stratégie d'acquisition du groupe**.

En 2008, Essilor a finalisé 25 opérations de croissance externe représentant un apport de chiffre d'affaires de l'ordre de 93 millions d'euros sur l'exercice. La plus importante est le rachat de Satisloh, qui a réalisé en 2008 un chiffre d'affaires de 139 millions d'euros (219,4 millions de francs suisses). Près de deux tiers des transactions ont été conduites aux Etats-Unis. Toutes les autres régions ont également participé à cette dynamique, avec des acquisitions en Europe (Italie, Pays-Bas, Allemagne, République Tchèque et Bulgarie), en Asie (Inde, Malaisie), au Brésil et au Canada.

Dans l'ensemble, les régions ont connu une bonne progression en volume

→ Efficacité de la stratégie multi-réseaux en **Europe (+ 2,4 % en base homogène)**

Dans un marché difficile, caractérisé par une concurrence accrue, la stratégie multi-réseaux (Essilor, BBGR, Nikon, distributeurs locaux) déployée par le groupe a permis de tirer parti de la montée en puissance des produits génériques et d'accroître les parts de marché en volume. Les pays de l'Europe du Centre et d'Europe de l'Est ont obtenu les meilleures performances.

→ Une belle année en **Amérique du Nord (+ 5,0 % en base homogène)**

Aux Etats-Unis, Essilor a continué à bien se développer, notamment à travers son réseau de laboratoires de prescription qui a bénéficié du dynamisme des opticiens/optométristes indépendants. L'activité avec certaines grandes chaînes d'optique a souffert de la conjoncture. Au Canada, le groupe s'est appuyé sur un bon développement de son mix produit.

→ L'**Asie** tirée par l'Inde, la Corée et les pays de l'Asean **(+ 8,6 % en base homogène)**

En Chine et surtout en Inde, Essilor a connu une croissance rapide tirée par l'amélioration du mix produit. La Corée du Sud et les pays de l'Asean ont obtenu de très belles performances. Au Japon, Nikon-Essilor a gagné du terrain dans un marché en baisse en valeur. Après un premier semestre difficile, l'activité en Australie s'est nettement redressée dans la seconde partie de l'année.

→ Amélioration du mix produit en **Amérique latine (+ 17,6 % en base homogène)**

Le Brésil, le Mexique et l'Argentine ont connu une belle croissance liée au développement des traitements antireflet et des verres progressifs.

Annexe : chiffres d'affaires trimestriels

En millions d'euros	T4 08	T3 08	T2 08	T1 08	T4 07	T3 07	T2 07	T1 07
Chiffre d'affaires Groupe	**796,7**	**757,6**	**758,1**	**762,2**	**707,8**	**723,3**	**741,2**	**735,6**
Europe	*339,7*	*325,5*	*350,7*	*346,4*	330,3	*311,3*	*341,2*	*334,5*
Amérique du Nord	*322,9*	*319,6*	*307,2*	*318,3*	281,8	*310,0*	*310,7*	*311,7*
Asie Océanie	*71,3*	*74,6*	*67,9*	*69,2*	65,9	*72,3*	*63,3*	*65,3*
Amérique latine	*28,7*	*37,9*	*32,3*	*28,3*	29,8	*29,7*	*26,0*	*24,1*
Satisloh	*34,1*	-	-	-	-	-	-	-
Croissance hors change (%)	**10,8**	**8,8**	**9,0**	**10,2**	**10,7**	**12,9**	**13,1**	**11,0**

Une conférence téléphonique aura lieu ce jour à 9 heures en français.

Le numéro à composer est : 01 70 99 42 84

Elle sera retransmise en différé et accessible sur Internet par le lien suivant :

http://hosting.3sens.com/Essilor/20090129-6ABF3746/fr/

Une autre conférence suivra à 10 heures en anglais.

Le numéro à composer est : 00 44 20 71 38 08 45

Elle sera retransmise en différé et accessible sur Internet par le lien suivant :

http://hosting.3sens.com/Essilor/20090129-6ABF3746/en/

Prochain rendez-vous : **les résultats annuels 2008 seront publiés le 5 mars 2009.**

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Essilor® et Definity®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 15 sites de production, de ses 292 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.

L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.

Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EI:FP.

Relations Investisseurs et Communication Financière

Véronique Gillet – Sébastien Leroy

Tél. : 01 49 77 42 16

www.essilor.com



NEWS RELEASE

Essilor agrees to acquire Signet Armorlite

Charenton-le-Pont (January 15, 2009 – 6:30 a.m.) – Essilor International announced today that its US subsidiary, EOA Holding Co. Inc., has signed a share purchase agreement whereby it has offered to acquire the entire capital of Signet Armorlite, a manufacturer of ophthalmic lenses. The agreement is subject to certain standard conditions precedent, including approval by competition authorities in Signet Armorlite's main host countries. The acquisition is expected to be completed in the first half of the year.

Headquartered in California in the United States, it has revenues of over $130 million, approximately 900 employees, one manufacturing plant in Mexico, four prescription laboratories in the United States and Europe, and three distribution centers in Canada, Portugal and the Netherlands.

Signet Armorlite specializes in entry-level and mid-range products for independent eyecare professionals and integrated retailers. It also manufactures lenses under the Kodak brand, for which it is the exclusive licensed manufacturer and distributor. Led by its current management team, Signet Armorlite will continue to produce, market and distribute ophthalmic lenses under the Kodak brand.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Essilor® and Definity® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 15 production sites, 270 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index. (ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EI:FP).

Investor Relations and Financial Communications
Véronique Gillet – Sébastien Leroy
Phone: +33 (0)1 49 77 42 16
www.essilor.com



COMMUNIQUE

Essilor signe un accord pour acquérir Signet Armorlite

Charenton-le-Pont (15 janvier 2009 - 6h30) -- Essilor International annonce la signature par sa filiale américaine EOA Holding Co. Inc., d'un accord aux termes duquel elle propose d'acheter 100 % du capital de Signet Armorlite, fabricant de verres ophtalmiques. Cet accord est soumis à certaines conditions suspensives, dont l'agrément des autorités de la concurrence des principaux pays où Signet Armorlite est implantée. Il pourrait être finalisé au cours du premier semestre 2009.

Basée aux Etats-Unis en Californie, Signet Armorlite réalise un chiffre d'affaires de plus de 130 millions de dollars, emploie environ 900 personnes et détient une usine de fabrication au Mexique, quatre laboratoires de prescription aux Etats-Unis et en Europe, ainsi que trois centres de distribution au Canada, au Portugal et aux Pays-Bas.

Positionnée sur les produits d'entrée et de milieu de gamme, Signet Armorlite cible la clientèle des professionnels indépendants et des petites chaînes. De plus, il est le producteur des verres de la marque Kodak pour lesquels il dispose d'une licence de distribution exclusive. Conduite par l'actuelle équipe dirigeante, Signet Armorlite va continuer à produire et distribuer les verres de la marque Kodak.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Essilor® et Definity®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 15 sites de production, de ses 270 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.

L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.

Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EI:FP.

Relations Investisseurs et Communication Financière

Véronique Gillet – Sébastien Leroy

Tél. : 01 49 77 42 16

www.essilor.com

END